Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SANDS CHINA LTD.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1928 and Note Stock Codes: 5141, 5142, 5727, 5733,
40246, 40247, 40584, 40585, 40852, 40853, 40854, 5413, 5414, 5415)

ENTRY INTO (1) DEEDS OF REVERSION AND
(2) HANDOVER RECORD RELATING TO GAMES OF CHANCE AREAS AND GAMES OF CHANCE
SUPPORTING AREAS AT OUR INTEGRATED RESORTS

Reference is made to the announcement of Sands China Ltd. (the “Company”, and together with its subsidiaries, the “Group”) dated June 23, 2022 (the “June 2022 Announcement”) in relation to, among others, the Undertakings pursuant to which each of VML, VCL and VOL has undertaken, pursuant to article 40 of the Gaming Law and our Subconcession Contract, to revert to Macao the Relevant Areas without compensation and free of any liens or charges upon the expiry of the term of the Subconcession Contract, as amended by the Subconcession Extension Contract and the announcement of the Company dated December 18, 2022 (the “December 2022 Announcement”) in relation to the award of the Concession and the entering into of the Concession Contract (the June 2022 Announcement and the December 2022 Announcement are, together, the “Announcements”).

This announcement is issued on a voluntary basis. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Announcements and our 2022 Interim Report.

ENTRY INTO DEEDS OF REVERSION TO REVERT GAMES OF CHANCE AREAS AND GAMES OF CHANCE SUPPORTING AREAS AT OUR INTEGRATED RESORTS

In accordance with the requirements of the Gaming Law and their obligations under the Undertakings (as described in the June 2022 Announcement), VML, VCL, VOL and Cotai Strip Lot 2 Apart Hotel (Macau) Limited, each of which is a subsidiary of the Company, entered into a series of public deeds (the “Deeds of Reversion”) on December 30, 2022 with Macao for the reversion of the Relevant Areas (along with gaming equipment and utensils) to Macao without compensation and free of any liens or charges with effect from December 31, 2022. Pursuant to the Deeds of Reversion and the Handover Record, in order to continue to use the Relevant Areas (along with gaming equipment and utensils), VML shall pay to Macao the annual compensation in accordance with Articles 37(1) and 39(1) and (2) of the Gaming Law (see further details in the principal terms of the Handover Record (as defined below) set out below).

ENTRY INTO HANDOVER RECORD FOR GAMES OF CHANCE AREAS AND GAMES OF CHANCE SUPPORTING AREAS

Pursuant to Clause 49 of the Concession Contract (as described in the December 2022 Announcement) and in accordance with Articles 37, 38 and 39 of the Gaming Law, the Board is pleased to announce that, on December 30, 2022, a Handover Record (the “Handover Record”) was executed between Macao and VML, pursuant to which VML may continue to use the Relevant Areas (along with gaming equipment and utensils) for the operation of casino games of chance.

Certain principal terms of the Handover Record are as follows:

Date	:	December 30, 2022
Parties	:	(i)VML (ii)Macao
Premises involved	:	the Relevant Areas (along with gaming equipment and utensils)
Annual compensation	:
(i)for the first year of the Concession term, MOP750 per square meter;
(ii)for the second and third years of the Concession term, the annual compensation shall be adjusted based on the Macao average price index for the preceding year in accordance with Article 39(2) of the Gaming Law;
(iii)for the fourth year of the Concession term, MOP2,500 per square meter; and
(iv)for the remainder of the Concession term, the annual compensation shall be adjusted based on the Macao average price index for the preceding year in accordance with Article 39(2) of the Gaming Law.

As all of the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules) in respect of the Handover Record are less than 5%, the Handover Record is not subject to the requirements under Chapter 14 of the Listing Rules.

REASONS FOR AND BENEFITS OF THE DEEDS OF REVERSION AND THE HANDOVER RECORD

The principal activities of the Group are the development and operation of integrated resorts in Macao, which contain not only gaming areas but also meeting space, convention and exhibition halls, retail and dining areas and entertainment venues. The Board considers that the entry into the Deeds of Reversion and the Handover Record represent an important development for the Group as they ensure the Group carries out its obligations under the Undertakings and the Gaming Law, while enabling the Group to continue to use the Relevant Areas (along with gaming equipment and utensils) for the operation of casino games of chance in Macao. The Board considers that the terms of the Deeds of Reversion and the Handover Record are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

INFORMATION ON THE PARTIES

The Company is the holding company of VML, one of the six companies authorized to operate casino games of chance in Macao with effect from January 1, 2023.

To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiries, Macao is a third party independent of and not connected with the Company and its connected persons.

Holders of the Company’s securities, potential investors and readers are advised to exercise caution when dealing in securities in the Company.

By order of the Board
SANDS CHINA LTD.
Dylan James Williams
Company Secretary

Macao, December 30, 2022

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Robert Glen Goldstein
Wong Ying Wai
Chum Kwan Lock, Grant

Non-Executive Director:
Charles Daniel Forman

Independent Non-Executive Directors:
Chiang Yun
Victor Patrick Hoog Antink
Steven Zygmunt Strasser
Kenneth Patrick Chung

In case of any inconsistency between the English version and the Chinese version of this announcement, the English version shall prevail.
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